Mail Stop 3561

September 9, 2008

William H. McGill Jr.
Chief Executive Officer
MarineMax, Inc.
18167 U.S. Highway 19 North
Clearwater, FL 33764

> **Re: MarineMax, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2007**
> **Filed December 11, 2007**
> **File No. 1-14173**

Dear Mr. McGill:

      We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director